SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 6, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒        Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on June 6, 2012, on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/2012/0606/LTN20120606519.pdf with respect to an announcement of the board of directors of the Company, which had published on the Shanghai Stock Exchange.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: June 6, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

6 June 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2012-014

ANNOUNCEMENT of the Board of DIRECTORS

OF

China Southern Airlines Company Limited

The board (the "Board") of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolutions by means of written resolution on 6 June 2012: 1. Approved the appointment of Mr. Zhang Zheng Rong as the Chief Pilot and COO Flight Safety of the Company. 2. Approved the appointment of Mr. Tian Xiao Dong as the COO Flight Operations of the Company.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law of the People's Republic of China (the “Company Law”), and the Articles of Association of the Company(the “Articles of Association”).

Opinion of the Independent Directors:

The above candidates for the Chief Pilot, COO Flight Safety and COO Flight Operations of the Company fulfils the relevant qualifications as provided in the Company Law and the Articles of Association, its nomination and appointment procedures are in compliance with the provisions of the Company Law and Articles of Association, and we agree with such appointment approved by the Board.

Independent Directors:

Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le

The Board of

China Southern Airlines Company Limited

6 June 2012

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Appendix: Resume of Mr. Zhang Zheng Rong and Mr. Tian Xiao Dong

Mr. Zhang Zheng Rong, aged 50, graduated from China Civil Aviation Flying College majoring in aircraft piloting and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). Mr. Zhang used to serve as the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division, and the General Manager of the Guangzhou Flight Operations Division of the Company. He has been the Chief Pilot of the Company since August 2007. Mr. Zhang is also a director of Aviation Data Communication Corporation.

Mr. Tian Xiao Dong, aged 43, graduated from Beijing Institute of Meteorology majoring in aviation meteorology, and was subsequently awarded with the master’s degree in aeronautical engineering from Beijing University of Aeronautics and Astronautics and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA), and is a senior engineer. Mr. Tian began his career in 1989. Mr. Tian served as the deputy manager of flight operation office of general dispatching office, the manager of planning and dispatch office of System Operations Control Center (SOC), the deputy director of operation control division and the deputy general manager of SOC. Mr. Tian has been the general manager of SOC since December 2006.

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